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19006196

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..., D.C. 20549

APR 02 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W. Adams St., Fl. 9
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger (312) 432-5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJM Investments, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Colleen Risinger
Signature

FinOp
Title

Mary K Murphy
Notary Public

Official Seal
Mary K Murphy
Notary Public State of Illinois
My Commission Expires 04/06/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Reg. 1.16.
- [ ] (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

To the Members of
TJM Investments, LLC and Subsidiary
Chicago, Illinois

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2018, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of TJM Investments, LLC and Subsidiary as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of TJM Investments, LLC and Subsidiary's management. Our responsibility is to express an opinion on TJM Investments, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TJM Investments, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as TJM Investments, LLC and Subsidiary's auditor since 2017.

Chicago, IL

February 28, 2019

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	507,322
Due from broker		309,421
Due from employees		190,190
Due from other		44,471
Recievable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000		5,995,294
Deposits with clearing organizations and others		1,512,710
Prepaid expenses		68,597
Security deposits		16,552
	$	8,644,558

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	5,695,012
Due to affiliates		136,209
Note payable to member		900,000
		6,731,221
Members' capital:		
Controlling interest		1,896,145
Noncontrolling interest in subsidairy		17,192
		1,913,337
	$	8,644,558

See Notes to Consolidated Statement of Financial Condition.

1. Organization:

TJM Investments, LLC (Investments) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. Investments is an approximately 95% owned subsidiary of TJM Holdings, LLC (the Parent). Investments is registered with the Securities and Exchange Commission (SEC), the National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). Investments is scheduled to terminate operations on December 31, 2046. As a limited liability company, each member's liability is limited to the capital invested.

Investments has business operations in the United Kingdom (U.K.) through TJM Europe, LLP (Europe), a U.K. subsidiary. Investments owns 100% of TJM International Ltd. (International), which owns 85% of Europe. Europe is registered with the Commodity Futures Trading Commission (CFTC) as an independent Introducing Broker and is a member of the National Futures Association (NFA). Europe introduces customers to Investments and earns introducing broker fees based on the clients and trades introduced.

The consolidated statement of financial condition includes the accounts of Investments and its wholly-owned subsidiary, International (collectively, the Company). All significant intercompany balances and transactions have been eliminated.

Investments operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Investments clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company maintains its cash in domestic and foreign bank accounts which, at times, may have exceeded insured limits. There were no amounts held in excess of insured limits at December 31, 2018. The Company has not incurred any losses on the accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

2. Significant Accounting Policies – continued:

The receivable from broker-dealers and clearing organizations is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the receivable from broker-dealers and clearing organizations.

Investments is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Members report their respective shares of income and losses on their individual tax returns. However, Investments is subject to Illinois Replacement Tax; accordingly, a provision for state taxes has been considered in the consolidated statement of financial condition. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing Investments' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and asset or liability, respectively, in the current year. As of December 31, 2018, management has determined that there were no material uncertain income tax positions. Investments is not subject to examination by United States federal and state tax authorities for tax years before 2015. Investments prepares its income tax returns on the cash basis.

Management of the Company has reviewed and evaluated subsequent events through February 28, 2019, the date on which the consolidated statement of financial condition was available to be issued. See Note 9.

3. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

3. Fair Value of Financial Instruments – continued:

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- <u>Level 1</u>. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities.

- <u>Level 2</u>. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration generally include quotes received from outside brokers, maturity of securities, values of underlying securities, etc. The types of investments considered as Level 2 include certain corporate bonds and loans, restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- <u>Level 3</u>. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. The types of investments considered as Level 3 include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Recorded amounts of cash, receivables, deposits, prepaid and accrued expenses, payables, and promissory notes approximate fair value, generally based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy.

4. Related Party Transactions:

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $136,209 at December 31, 2018.

Certain revenues of the Company are received from affiliates. The amount due from affiliates was $103,181 at December 31, 2018.

The Company is managed by the Parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter and are typically paid monthly.

The Company paid the Parent rent under a sub-lease for use of its Chicago office facilities. See Note 8.

5. Liabilities Subordinated to Claims of General Creditors and Secured Demand Notes:

The Company had $2,600,000 in liabilities subordinated to claims of general creditors at December 31, 2018, which included a $900,000 subordinated loan from a member maturing on March 31, 2020 with a stated rate of interest of 8% per annum, increased from 6% in April 2018. No principle payments will be made until the loan matures. Interest expense was $67,500 for the year ended December 31, 2018. All interest due on the loan was paid as of December 31, 2018.

The Company also had several subordinated borrowing arrangements with members through secured demand notes totaling $1,700,000 at December 31, 2018. The secured demand notes range from $400,000 to $800,000 with stated interest rates of 6% per annum. The maturity dates of these notes range from March 31, 2020 through July 31, 2021. Cash and certain securities of Investments totaling $2,501,914 as of December 31, 2018 have been pledged as collateral. No principle payments will be made until the notes mature. Interest expense was $87,500 for the year ended December 31, 2018. All interest due on the notes was paid as of December 31, 2018.

Subordinated borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for Investments' continued compliance with minimum net capital requirements, they may not be repaid.

FINRA, the Designated Self-Regulatory Organization of Investments, and the NFA have approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the debt cannot be repaid if such repayments will cause Investments to fail to meet the financial requirements established by the SEC.

6. Off-Balance-Sheet Credit Risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing brokers with which it conducts business.

7. Net Capital Requirements:

Investments is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, Investments is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2018, Investments had net capital of $1,190,936, which was $806,427 in excess of its required net capital. At December 31, 2018, Investments' net capital ratio was 4.8429 to 1.

Europe is subject to the CFTC minimum financial requirement for IBs (regulation 1.17). On December 31, 2018, Europe's net capital was below its required minimum by $9,339. Minimum net capital was restored on January 9, 2019. The minimum net capital of Investments was not affected.

8. Commitments and Related Party Leases:

The Company leases its Chicago office facilities from the Parent under a month-to-month sub-lease agreement. The Company rents its UK office space from a third-party under a lease agreement expiring June 30, 2019. The UK lease provided for a monthly rental of 8,591 GBP through June, 2018, followed by 13,770 GBP through December, 2018.

9. Subsequent Events:

No events have occurred since the date of the consolidated statement of financial condition and through February 28, 2019 that would require recognition and/or disclosure in the consolidated statement of financial condition as required by GAAP.